Exhibit 99.5

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of the 16th day of May, 2017, between POLY MET MINING, INC. a corporation duly organized and existing under the laws of the State of Minnesota, United States of America (the "Company"), POLYMET MINING CORP. a British Columbia company (the "Parent") and Patrick F. Keenan (the "Executive").

WHEREAS the Executive, the Company, and the Parent wish to enter into an agreement setting forth the terms of employment of the Executive respectively by the Company and the Parent;

AND WHEREAS this Agreement is to supersede and replace all existing agreements between the Company or the Parent and the Executive, if any, in respect of the employment of the Executive by the Company or the Parent or the provision of services to the Company or the Parent by the Executive;

AND WHEREAS both the Company and the Executive wish formally to agree as to the terms and conditions that will govern the employment of the Executive;

NOW THEREFORE in consideration of the premises hereof and of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1           Headings. The headings of the Articles, sections, subsections, and clauses herein are inserted for convenience of reference only and shall not affect the meaning or construction hereof.

1.2           Governing Law.   Except where specifically stated otherwise, this Agreement shall be construed and interpreted in accordance with the laws of the State of Minnesota (without regard to such state's conflicts laws) governing a contract made and wholly performed within the State of Minnesota. Except for the matters which are to be determined by arbitration as provided for in this Agreement, each of the parties hereby irrevocably consents to the personal and subject matter jurisdiction of the United States federal or state courts located in the State of Minnesota with respect to any matters arising out of this Agreement. The parties further expressly and irrevocably agree to waive any objection, and to specifically consent, to venue in the United States federal or state courts located in the State of Minnesota such that any action at law or in equity may be brought and maintained in any such court.

1.3          Singular Includes Plural, Etc.   Words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto.

1.4           Definitions.  For the purposes of this Agreement, the following terms shall have the following meanings, respectively:

(1)	"Affiliate" means any Person (as defined below) that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another Person.

(2)
"Asset Sale" means, with regard to the Company, the sale or other disposition of all or substantially all of the assets and undertaking of the Company; and, with regard to the Parent, the sale or other disposition of all or substantially all of the assets and undertaking of the Parent (whether by sale, amalgamation, consolidation, or merger) to or with any person, group of persons or persons acting jointly or in concert within the meaning of the Securities Act (British Columbia), or persons associated or affiliated within the meaning of the Canada Business Corporations Act with any such person, group of person or any of such persons acting jointly or in concert.

(3)	"Acquiror" means:

(a)	any Person or group of Persons who acquires all or substantially all of the assets and undertaking of the Company or Parent as defined in Asset Sale (above), or

(b)	any person who becomes a beneficial owner as defined in Change in Control (below).

(4)	"Change in Control" means either:

(a)	the occurrence of either of the following:

(i)
any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of fifty percent (50%) or more of the Company's or the Parent's outstanding common stock; or

(ii)
the individuals who, as of May 2017, are members of the Board of Directors (the "Board") of the Parent cease for any reason to constitute at least a majority of the Board, unless the appointment or election of any successor members was approved by Incumbent Directors (as defined below); or

(b)	an Asset Sale.

Notwithstanding anything contained in this Agreement to the contrary, if the Executive's employment is terminated prior to a Change in Control and the Executive reasonably demonstrates that such termination (i) was at the request of a third party who has indicated an intention or has taken steps reasonable occurred in connection with, or in anticipation of, a Change in Control, then for all purposes of this Agreement, a Change in Control shall occur upon date of such termination of the Executive's employment.

(5)
"Change in Control Period" shall mean the period commencing on the date a Change in Control occurs and ending on the earlier of: (i) the first anniversary of the date of the Change in Control, or (ii) the Executive's Normal Retirement Date.

(6)	"Date of Termination" shall mean the date of termination of the Executive's employment, whether by death of the Executive, by the Executive or by the Company.

(7)
"Disability" shall mean the inability of the Executive to perform, in all material respects and on a full-time basis, the essential functions of the Executive's title and office, with or without reasonable accommodation, as defined by Minnesota and federal disability laws, for a period of more than six (6) months in any rolling eighteen (18) month period, whether or not continuous, during the term of this Agreement due to physical or mental incapacity or impairment. A determination of Disability shall be made by a physician satisfactory to both the Executive and the Board of the Parent; provided that if the Executive and the Board of the Parent cannot agree as to a physician, then each shall select a physician and these two together shall select a third physician, whose sole determination as to disability shall be binding on all parties.

(8)
"Good Reason" shall mean the occurrence of any of the following without the Executive's written consent (except in connection with the termination of the employment of the Executive for Just Cause or Disability):

(a)
a material change (other than those that are clearly consistent with a promotion) in the Executive's position, duties, or responsibilities (including, without limitation, to whom the Executive reports and who reports to the Executive), which represents an adverse change from the Executive's status, title, position, or responsibilities in effect immediately prior thereto;

(b)
the assignment to the Executive of any material duties or responsibilities (other than those that are clearly consistent with a promotion) that are inconsistent with the Executive's status, title, position, or responsibilities immediately prior thereto;

(c)	the removal of the Executive from, or failure to re-elect or re-appoint the Executive to, any positions or offices held by the Executive;

(d)
a reduction by the Company of the Executive's salary, benefits, or any other form of remuneration or any material change in the basis upon which the Executive's salary, benefits, or any other form of remuneration payable by the Company is determined or any failure by the Company to remuneration payable by the Company in a manner consistent (both as to frequency and percentage increase) with i) practices in effect immediately prior to a Change in Control, or ii) practices implemented subsequent to a Change in Control with respect to the other senior employees of the Company or the Parent, whichever is more favorable to the Executive;

(e)
any failure by the Company or the Parent following a Change in Control to continue in effect any benefit, bonus, profit sharing, incentive, remuneration, or compensation plan, stock ownership or purchase plan, pension plan, or retirement plan in which the Executive is participating or is entitled to participate immediately prior to a Change in Control, or the Company or the Parent taking any action or failing to take any action that would adversely affect the Executive's participation in or reduce the Executive's rights or benefits under or pursuant to any such plan;

(f)
the Company failing following a Change in Control to increase or improve such rights or benefits on a basis consistent with practices in effect immediately prior to a Change in Control or with practices implemented subsequent to a Change in Control with respect to the senior employees of the Company or the Parent, whichever is more favorable to the Executive;

(g)
the Company relocating the Executive following a Change in Control to any place other than the location at which the Executive reported for work on a regular basis immediately prior to a Change in Control or a place within one hundred (100) miles of that location;

(h)
any failure by the Company following a Change in Control to provide the Executive with the number of paid vacation days to which he was entitled immediately prior to a Change in Control or the Company failing to increase such paid vacation on a basis consistent with practices in effect immediately prior to a Change in Control or with practices implemented subsequent to a Change in Control with respect to the senior employees of the Company or the Parent, whichever is more favorable to the Executive;

(i)
the Company or the Parent taking any action following a Change in Control to deprive the Executive of any material fringe benefit not hereinbefore mentioned and enjoyed by the Executive immediately prior to a Change in Control, or the Company or the Parent failing to increase or improve such material fringe benefits on a basis consistent with practices in effect immediately prior to a Change in Control or with practices implemented subsequent to a Change in Control with respect to the senior employees of the Company, whichever is more favorable to the Executive;

(j)	any material breach by the Company or the Parent of any provision of this Agreement;

(k)
any diminution, as a result of a Change in Control or any action or event thereafter, of the Executive's status or responsibility in the Company or the Parent or any effective prevention of the Executive's carrying out his duties and responsibilities as they existed immediately prior to a Change in Control; or

(l)
in the event of an Asset Sale: (i) the failure of the Acquiror to offer employment to the Executive or the offer of employment to the Executive by the Acquiror on terms that would be Good Reason under paragraphs (a) to (k) of this definition; or (ii) the good faith determination by the Executive not to accept an offer of employment made by the Acquiror;

provided that any event or condition described in paragraphs (d) to (k) of this definition which occurs prior to a Change in Control but which the Executive reasonably demonstrates was at the request or initiation of a Third Party who has indicated an intention or taken steps reasonably calculated to effect a Change in Control, or (ii) otherwise arose in connection with or in anticipation of a Change in Control, shall constitute Good Reason for purposes of this Agreement notwithstanding that it occurred prior to a Change in Control.

(9)
"Incumbent Director" shall mean any member of the Board who was a member immediately prior to a Change in Control, and any successor to such a member who was recommended or elected or appointed by the affirmative vote of the Board when that affirmative vote includes at least a two-thirds majority of the members on the Board immediately prior to a Change in Control.

(10)	"Just Cause" means:

(a)	any act, event, circumstance, condition, matter, or omission that would be "just cause" at law;

(b)	the good faith determination by the Board that the Executive has engaged in Poor Performance (defined below) where:

(i)
the Company has given written notice to the Executive identifying the act, event, circumstance, condition, matter or omission that the Board has determined constitutes Poor Performance by the Executive;

(ii)	the Board has given the Executive a reasonable opportunity to rectify the act, event, circumstance, condition, matter, or omission referred to such written notice; and

(iii)	the Executive fails to rectify such act, event, circumstance, condition, matter, or omission to the reasonable satisfaction of the Board at its sole discretion;

(c)
the intentional engaging by the Executive in any act that is demonstrably and materially injurious to the Company or the Parent, monetarily or otherwise, but not including, following a Change of Control, the expression of opinions contrary to those of directors of the Company who are not Incumbent Directors or those of the Acquirors; or

(d)	the engaging by the Executive in any criminal act of dishonesty resulting or intended to result directly or indirectly in personal gain of the Executive at the Company's expense.

(11)	"Normal Retirement Date" shall mean, for purposes of this Agreement, age 65.

(12)	"Parent" means:

(a)	before a Change in Control, the Person(s) who are the parties to this Agreement as "Parent”; and

(b)	after a Change in Control, the Acquiror(s).

(13)
"Person" means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, pension fund, business trust, or other organization, whether or not a legal entity;

(14)
"Poor Performance" means the failure by the Executive to substantially perform the duties and responsibilities of the Executive in the manner contemplated herein (provided that an adverse change in the results of operations of the Company resulting solely from changes in economic conditions in the markets in which the Company carries on business is not Poor Performance); and

(15)	"Retirement" shall mean the retirement of his employment by the Executive on the Normal Retirement Date (defined above).

ARTICLE 2

TERM OF AGREEMENT AND EMPLOYMENT

2.1          Employment.  The Company hereby agrees to employ the Executive as its Chief Financial Officer. The Executive accepts such employment with the Company and the Parent on the terms and conditions set out in this Agreement.

2.2          Term.  The employment of the Executive under the terms of the Agreement shall be for an indefinite term until terminated as provided for herein. Notwithstanding the foregoing, the Company has the right to terminate the Executive at any time with Just Cause (as defined herein) or without Just Cause upon two (2) weeks' written notice. Similarly, Executive has the right to terminate Executive's employment at any time with Good Reason (as defined herein) or without Good Reason upon three (3) months' written notice.

2.3          Duties and Responsibilities.  The Executive will serve the Company diligently and faithfully in, the performance of his duties and responsibilities in the position set forth in section 2.1. The Executive shall devote the Executive's full time, attention, and best efforts to the business and affairs of the Company and will faithfully and diligently perform in a competent and professional manner and to the best of the Executive's ability, all of the Executive's duties and responsibilities hereunder.  Subject to the provisions of the Company's Articles of Incorporation and By-Laws, and subject to the ultimate control of the Executive Committee of the Company and the Board of the Parent, the Executive shall have the duties, responsibilities, and authority appropriate to the Executive's office(s) and title(s), as understood and best practiced, generally, in the business community in Minnesota, as well as such duties and responsibilities as the Company may reasonably prescribe within the scope of the Executive's capacity as the position set forth in section 2.1. The Executive will report to the President and Chief Executive Officer of the Parent. The Executive will carry out the duties and responsibilities of the Executive in a good and faithful manner, using his best efforts to advance the interests of the Company and the Parent. The Executive agrees to devote all of the Executive's working time to the business and affairs of the Company, or to such other Affiliate of the Company as directed by the Company.

2.4           Compensation, Benefits, and Vacation.

(1)
The Company will pay to the Executive an annual salary determined in accordance with Exhibit A hereto, less all required deductions (such as statutory deductions and benefit deductions). The amount of the annual salary will be paid in equal monthly amounts. Adjustments to the Executive's base salary will be commensurate with the Executive's performance with the Company.

(2)
The Company may award the Executive an annual cash and/or equity bonus, related to the performance of the Executive in respect of the year for which the bonus is paid, in such amount and payable at such time as the Compensation Committee of the Board of Directors of the Parent determines, in its sole discretion, to be appropriate. A separate bonus, or bonuses, may be awarded based on a special circumstances or events as determined by the Compensation Committee and payable at such time as the Compensation Committee determines as set forth in Exhibit A hereto. The Executive understands that the award and determination of the amount of any such bonus is solely in the discretion of the Company and that, unless and to the extent awarded and determined, the Executive has no entitlement to an annual cash and/or equity bonus.

(3)
Subject to the Executive meeting all applicable eligibility requirements (many of which are set not by the Company, but by an independent insurer), the Company will provide the same package of employee benefits to the Executive as are now provided to the other senior employees of the Company or the Parent. The Executive's rights under any such benefit plans are governed solely by the terms of such benefit plans.

(4)
The Company will promptly reimburse the Executive for the reasonable traveling, entertainment,communications, and other expenses actually and properly incurred by the Executive in connection with his employment.  Such reimbursement for expenses is subject to the Executive keeping proper accounts and furnishing to the Company, within 30 days after the date the expenses are incurred, all applicable statements, vouchers, and other evidence of expense in such form as requested by the Company.

(5)	The Executive is entitled to be paid such other amounts as set forth in Exhibit A hereto.

ARTICLE 3

OBLIGATIONS OF THE EMPLOYER UPON TERMINATION

3.1          Termination of Employment by the Company other than for Just Cause, Disability or Death / Termination by the Executive for Good Reason.

The Company shall have the following obligations in the event that the Executive's employment with the Company is terminated 1) by the Company other than for Just Cause, Disability, or death; or 2) by the Executive for Good Reason:

(1)
As soon as reasonably practicable, the Company shall pay to the order of the Executive (less any deductions required by law) all amounts earned or accrued through the Date of Termination but not paid as of the Date of Termination, including (i) base salary, (ii) reimbursement for reasonable and necessary expenses incurred by the Executive on behalf of the Company during the period ending on the Date of Termination, and (iii) earned but unused vacation pay, (collectively, "Accrued Compensation").

(2)
As compensation for the Executive's loss of employment, as soon as reasonably practicable, the Company shall pay to the order of the Executive the aggregate of the following amounts less any deductions required by law ("Severance Payment");

(i)
an amount equal to two (2.00) times the total of the annual base salary payable to the Executive determined on the basis of the highest monthly rate of the annual base salary payable to the Executive during the thirty-six (36) month period preceding the Date of Termination; and

(ii)
an amount equal to the Pro Rata Bonus. The “Pro Rata Bonus” is an amount equal to the Bonus Amount (as hereinafter defined) multiplied by a fraction, the numerator of which is the number of days in such fiscal year through the Date of Termination and the denominator of which is three hundred sixty-five (365). The term “Bonus Amount” shall mean the greater of (x) the most recent annual bonus paid or payable to the Executive, or, if greater, the annual bonus paid or payable for the full fiscal year ended prior to the fiscal year during which a Change in Control occurred, or (y) the average of the annual bonuses paid or payable during the three (3) full fiscal years ended prior to the Date Termination or, if greater, the three (3) full fiscal years ended prior to a Change in Control (or, in each case, such lesser period for which annual bonuses were paid or payable to the Executive).

(iii)
In the event the Executive elects COBRA continuation of the Executive's health insurance coverage, the Severance Payment will include an additional taxable payment consisting of the cost of COBRA continuation coverage for 18 months at the time of the Date of Termination (for the coverage option(s) and coverage level(s) then in effect for the Executive).

(iv)
Severance Payment Contingent upon Execution of Separation Agreement and General Release of Claims. In order to receive the Severance Payment described above, the Executive understands and agrees that, upon termination, the Executive must execute a separation agreement and general release of claims in the form attached hereto as Exhibit B or in a similar form agreed upon by the parties at the time of the Executive's termination.

(v)
Notwithstanding anything to the contrary in this Section 3.1, if the Executive's Date of Termination is not a "separation from service" within the meaning of section 409A of the Internal Revenue Code and the regulations and other published guidance thereunder (including § 1.409A-1(h)), then, if required in order to comply with the provisions of section 409A, (i) payment of the Severance Payment shall be delayed until the sixtieth (60th) day after a separation from service occurs, and (ii) if the Executive is a "specified employee" within the meaning of section 409A of the Code at the time of such separation from service, payment of the Severance Payment shall be delayed until the date that is six months and one day after such separation from service occurs.

3.2          Termination of Employment by the Executive during a Change in Control Period.

The Company shall have the following obligations in the event that the Executive's employment with the Company is terminated by the Executive during a Change in Control Period for Good Reason within the ninety (90) day period following the occurrence of the event which is Good Reason:

(1)
As soon as reasonably practicable, the Company shall pay to the order of the Executive (less any deductions required by law) all amounts earned or accrued through the Date of Termination but not paid as of the Date of Termination, including (i) base salary, (ii) reimbursement for reasonable and necessary expenses incurred by the Executive on behalf of the Company during the period ending on the Date of Termination, and (iii) earned but unused vacation pay, (collectively, "Accrued Compensation").

(2)
As compensation for the Executive's loss of employment, as soon as reasonably practicable, the Company shall pay to the order of the Executive, the aggregate of the following amounts less any deductions required by law ("CIC Severance Payment");

(i)
an amount equal to two (2.00) times the total of the annual base salary payable to the Executive determined on the basis of the highest monthly rate of the annual base salary payable to the Executive during the thirty-six (36) month period preceding the Date of Termination; and

(ii)
an amount equal to the Pro Rata Bonus. The “Pro Rata Bonus” is an amount equal to the Bonus Amount (as hereinafter defined) multiplied by a fraction, the numerator of which is the number of days in such fiscal year through the Date of Termination and the denominator of which is three hundred sixty-five (365). The term “Bonus Amount” shall mean the greater of (x) the most recent annual bonus paid or payable to the Executive, or, if greater, the annual bonus paid or payable for the full fiscal year ended prior to the fiscal year during which a Change in Control occurred, or (y) the average of the annual bonuses paid or payable during the three (3) full fiscal years ended prior to the Date Termination or, if greater, the three (3) full fiscal years ended prior to a Change in Control (or, in each case, such lesser period for which annual bonuses were paid or payable to the Executive).

(iii)
In the event the Executive elects COBRA continuation of the Executive's health insurance coverage, the CIC Severance Payment will include an additional taxable payment consisting of the cost of COBRA continuation coverage for 18 months at the time of the Date of Termination (for the coverage option(s) and coverage level(s) then in effect for the Executive).

(iv)
CIC Severance Payment Contingent upon Execution of Separation Agreement and General Release of Claims. In order to receive the CIC Severance Payment described above, the Executive understands and agrees that, upon termination, the Executive must execute a separation agreement and general release of claims in the form attached hereto as Exhibit B or in a similar form agreed upon by the parties at the time of the Executive's termination.

(v)
Notwithstanding anything to the contrary in this Section 3.2, if the Executive's Date of Termination is not a "separation from service" within the meaning of section 409A of the Internal Revenue Code and the regulations and other published guidance thereunder (including § 1.409A-1(h)), then, if required in order to comply with the provisions of section 409A, (i) payment of the CIC Severance Payment shall be delayed until the sixtieth (60th) day after a separation from service occurs, and (ii) if the Executive is a "specified employee" within the meaning of section 409A of the Code at the time of such separation from service, payment of the CIC Severance Payment shall be delayed until the date that is six months and one day after such separation from service occurs.

3.3           Death, Disability, Retirement / Termination by the Company for Just Cause / Termination by the Executive other than for Good Reason.

If the Executive's employment is terminated 1) by reason of the Executive's death, Disability, or, Retirement; 2) by the Company for Just Cause, or 3) by the Executive other than for Good Reason, the Company shall have no liability or obligation to the Executive under section 3.1(1)-(2) or section 3.2(1)-(2) of this Agreement.

3.4           Resignation by the Executive.  The Executive may resign as Chief Financial Officer and an employee of the Company: (i) at any time, by giving to the Company at least three (3) months' prior written notice of the effective date of such resignation to provide the Company with sufficient time to hire and train the Executive's replacement; or (ii) if Good Reason exists, at anytime within a Change in Control Period upon giving to the Company notice of such resignation within ninety (90) days of the occurrence of such Good Reason. Upon receipt of such notice, the Company may either: (i) waive the three (3) month notice period and require the Executive to cease working immediately; or (ii) allow the Executive to work through all or part of the notice period, reserving the right to, at any time during such notice period, waive the remainder of the notice period at any time and thereafter have the Executive cease working. If the Company elects to waive the notice period at any time after the Executive has given notice of his resignation, unless the Good Reason exists, the Executive will cease to be eligible for any benefits or bonuses but in either event (i) or (ii), the Company will pay to the Executive the Accrued Compensation, less required deductions.

3.5           No Reduction. The Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise and the payments to be made to the Executive under section 3.1 or section 3.2 shall not be offset in any respect in the event the Executive shall not pursue alternative employment following the termination of the Executive's employment with the Company, or by the amount of any compensation or other benefits provided to the Executive in any subsequent employment with any Person.

3.6           Termination for Just Cause. If the Company terminates the Executive's employment in circumstances where Just Cause does exist, the Executive shall not be entitled to any notice and shall not be entitled to any compensation as a result of such termination of employment or any remuneration from the Company or any of its Affiliates after the date of such termination of employment, and the Executive will cease to be eligible for benefits effective the date of termination. If there is a dispute as to whether there are circumstances where Just Cause does exist, and if it is determined by arbitration under this Agreement that the circumstances for Just Cause did not exist, the Executive will be entitled to damages in the amount of compensation the Executive would have received had the Company terminated the Executive other than for Just Cause in accordance with section 3.1 or section 3.2.

3.7           Resignation of Offices.  At the end of the Executive's employment for any reason, the Executive will immediately resign all directorships, offices and other positions held by the Executive in the Company and any Affiliate of the Company. The Executive agrees that the Executive will be deemed to have resigned such directorships, offices and other positions on the Date of Termination. The Executive hereby irrevocably designates and appoints the Company and each of its duly authorized officers and agents with full power of substitution, as the Executive's attorneys-in-fact, to execute any documents necessary to complete such resignations with the same force and effect as if executed and delivered by the Executive. The Executive will not be entitled to receive any severance payment or other compensation for the termination of such directorships, offices or other non-management positions.

3.8           Consultation After Termination.  The Executive agrees to be available to the Company for reasonable consultation to answer transition questions during the period of twenty-four (24) months following the end of the Executive's employment for any reason at a consulting rate commensurate with the Executive's former salary and repayment of all applicable expenses.

ARTICLE 4

NON-COMPETITION AND CONFIDENTIALITY

4.1           Necessity of Covenant. The Company and the Executive acknowledge that:

(a)	the business of the Company is highly competitive;

(b)	the Company receives and maintains confidential information and trade secrets as described in section 4.7, all of which are zealously protected and kept secret by the Company;

(c)
in the course of his employment, the Executive will acquire certain of the information described in section 4.7 and the Company would be adversely affected if such information is used for the purposes of competing with the Company; and

(d)
for these reasons, both the Company and the Executive further acknowledge and agree that the restrictions contained herein are reasonable and necessary for the protection of their respective, legitimate interests and that any violation of these restrictions would cause irreparable and substantial injury to the Company.

4.2           Covenant Not to Compete.  During the Executive's employment and for a period of one (1) year after the termination of such employment (whether such termination is with or without Just Cause, or whether such termination is occasioned by the Executive or the Company) (the "Restricted Period"), the Executive will not, directly or indirectly, engage in competition with the Company in any manner or capacity (e.g., as an advisor, principal, agent, partner, officer, director, stockholder, employee, member of any association, or otherwise) in any phase of the business which the Company is conducting during the Restricted Period without the express written permission of the Company, which may be given or withheld in the Company's sole discretion.

The Executive's obligations under this section 4.2 will apply to any geographic location within one hundred (100) miles of any location worldwide in which the Company:

(a)            has engaged in business during the term of this Agreement through production, promotional, sales, or marketing activity, or otherwise; or

(b)           has otherwise established its goodwill, business reputation, or any customer or supplier relations.

The Executive's ownership, as a passive investment, of less than five percent (5.0%) of the outstanding shares of capital stock of any corporation listed on a national securities exchange or publicly traded in the over-the-counter market shall not constitute a breach of this section 4.2.  The Executive and the Company agree that, if the period of time or the scope of this section 4.2 shall be adjudged unreasonably overbroad in any court proceeding, then the period of time and/or scope shall be modified accordingly so that this section 4.2 may be enforced to the fullest extent permissible.

4.3           No Solicitation. The Executive further covenants and agrees that the Executive shall not, for a period of one (1) year after the termination of his employment (whether such termination is with or without Just Cause, or whether such termination is occasioned by the Executive or the Company) , solicit for employment any person who is at the time of such solicitation employed by the Company and its subsidiaries, affiliates, and successors or induce, directly or indirectly, any such person to leave such employment or assist, directly or indirectly, any other person, firm, association or corporation to do so.

The Executive and the Company agree that, if the period of time or the scope of this section 4.3 shall be adjudged unreasonably overbroad in any court proceeding, then the period of time and/or scope shall be modified accordingly so that this section 4.3 may be enforced to the fullest extent permissible.

4.4           Preservation of Goodwill. The Executive and the Company agree that they will not at any time (either during or after the term of this Agreement) make any statement or take any action that damages or harms or might damage or harm the goodwill or reputation of the other party or its Affiliates, unless such statement or action is required by applicable law or permitted with the prior written consent of the other party.

4.5           Corporate Opportunities.  The Executive will fully disclose and make available to the Company all business opportunities related to the business of the Company or any of its Affiliates which become known to the Executive during the period of the Executive's employment hereunder, and the Executive agrees not to take or omit to take any action if the result would be to divert from the Company or any of its Affiliates any opportunity which is within the scope of its business as known to the Executive from time to time.

4.6           Disclosure of Outside Activities and No Prior Covenant.  The Executive, during the term of his employment by the Company, shall not engage in any directorship, business activity, or investment, including investment by a member of the Executive's immediate family, or engagement which may be in conflict with the Company's interests.  The Executive further represents and warrants to the Company that, as of the date of this Agreement, he is not under any legal obligation to any other person, including under any non-competition type agreement, which would prevent him from carrying out all of his duties under this Agreement.

4.7           Nondisclosure of Confidential Information.  The Executive agrees that he shall not, during his employment and indefinitely thereafter, disclose to any person (other than an employee, director, or consultant of the Company or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the Executive of his duties) or use for his own benefit or that of any other person any Confidential Information (as defined below) acquired during the term of his employment by the Company.  "Confidential Information" shall mean any information that is not generally known outside the Company and that is proprietary to the Company, relating to any phase of the Company's existing or reasonably foreseeable business that is disclosed to the Executive by the Company or received by the Executive in the course of his employment, including information conceived, discovered or developed by the Executive.  Confidential Information also includes, but shall not be limited to, business plans, financial statements and projections, payroll and personnel records, proposals, financing information, geotechnical and mineral surveys, test results and reports relating to mining properties and any other document or information that is designated by the Company as "Confidential”.  For greater certainty, unless otherwise expressly directed, the Executive shall be entitled to share Confidential Information of the Company with other employees and directors of the Company.

4.8           Return of Confidential Information. Upon termination of employment, the Executive agrees to deliver to the Company all Company property, including materials that include Confidential Information, and all other materials of a confidential nature that belong to or relate to the business of the Company, including copies thereof. The Executive will also delete any Confidential Information from any personal computing devices in the Executive's possession or control.

4.9           Exceptions.  The restrictions and obligations in sections 4.7 and 4.8 shall not apply with respect to any Confidential Information which: (i) is or becomes generally available to the public through any means other than a breach by the Executive of his obligations under this Agreement; (ii) is disclosed to the Executive after termination of his employment by the Company without an obligation of confidentiality by a third party who has the right to make such disclosure; (iii) is developed independently by the Executive without use of or benefit from the Confidential Information; (iv) was in possession of the Executive without obligations of confidentiality prior to receipt under this Agreement; or (v) is required to be disclosed to enforce rights under this Agreement.

4.10          Covenants To Apply During the Term of this Agreement.   The Executive will not, while employed by the Company, engage in any of the conduct described in sections 4.2, 4.6, or 4.7.

4.11          Survival.  The terms of this Article 4 shall survive the expiration or termination of this Agreement for any reason.  The Company shall be entitled to enforce this Article 4 notwithstanding any breach or alleged breach of any obligation of the Company to the Executive.

4.12         Provisions Reasonable. The Executive believes and acknowledges that the provisions contained in this Agreement, including the covenants contained in this Article 4, are fair and reasonable.  Nonetheless, it is agreed that if a court finds any of these provisions to be invalid in whole or in part, under the laws of any jurisdiction, such finding shall not invalidate the covenants, nor the Agreement in its entirety, but rather the covenants shall be construed and/or blue-lined, reformed, or rewritten by the court as if the most restrictive covenants permissible under applicable law were contained herein.  In the alternative, to the extent any provision of this Agreement is held to be void, invalid or unenforceable by any court of competent jurisdiction, the remaining provisions or parts thereof shall be and remain in full force and effect.

4.13          Irreparable Harm.  The Executive acknowledges that a breach by the Executive of any of the terms of this Article 4 will inflict irreparable harm on the Company; and that, in the event of such breach, the Company shall therefore be entitled to any and all equitable relief, including, but not limited to, injunctive relief, and to any other remedy that may be available under any applicable law or agreement between the parties.

ARTICLE 5

GENERAL

5.1            Arbitration.  The parties agree that all disputes arising out of or in connection with this Agreement, or in respect of any legal relationship associated therewith or derived therefrom, other than those disputes arising out of or in connection with the provisions of sections 4.2, 4.3, or 4.7 of this Agreement, or in respect of any legal relationship associated therewith or derived therefrom, are to be submitted to final determination by a single arbitrator appointed and acting pursuant to the American Arbitration Act, and agree that the arbitrator so appointed has jurisdiction to determine all such matters in dispute. The parties will be bound by the applicable American Arbitration Association Rules of Procedure, as amended from time to time, and the arbitration shall be administered by the American Arbitration Association pursuant to its Rules.

5.2            Costs and Interest.  If the Company institutes any action to enforce sections 4.2, 4.3, or 4.7 of this Agreement against Executive, the prevailing party shall be entitled to recover its reasonable attorneys' fees and legal costs thereby incurred.

5.3            Notices.  Any notice required or permitted to be given under this Agreement shall be in writing and shall be properly given if delivered by hand or mailed by prepaid registered mail addressed as follows:

 In the case of the Company, to its registered office: Attention: Chairman of the Board.

 In the case of the Executive, to the last address of the Executive in the records of the Company or to such other address as the parties may from time to time specify by notice give in accordance herewith. Any notice so given shall be conclusively deemed to have been given or made on the day of delivery, if delivered, or if mailed by registered mail, upon the date shown on the postal return receipt as the date upon which the envelope containing such notice was actually received by the addressee.

5.4            Permitted Assignment.  The Company shall have the right to assign this Agreement on written notice to the Executive to an Acquiror or an Affiliate of the Company without the Executive's consent, provided that such Company shall remain jointly and severally liable to the Executive for its obligations under this Agreement together with such Acquiror or Affiliate. All covenants or agreements hereunder shall enure to the benefit of and be enforceable by or against such permitted successors or assigns.

5.5            Successors and Assigns. The terms "successors" and "assigns" shall include any Person which buys or otherwise acquires all or substantially all of the Company's or the Parent's assets, or with which the Company or the Parent merges or consolidates, including any Acquirer.

5.6            Indemnity of The Executive.  In the event that any third party commences any legal proceedings against the Executive in connection with the Executive's acts or omissions as an employee of the Company or any Affiliate of the Company, the Company will arrange for and pay for the defense of the Executive in any such legal proceedings and will indemnify the Executive for any damages, costs, and expenses awarded against the Executive unless it is determined by a court of competent jurisdiction that (i) the Executive was not acting honestly and in good faith with a view to the best interests of the Company or such Affiliate; (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Executive did not have reasonable grounds for believing that his conduct was lawful; or (iii) the Executive was acting illegally or in breach of his obligations hereunder. Costs, charges, expenses, and fees incurred by the Executive as authorized in advance by the Company in investigating, defending, and appealing any claim or other matter for which the Executive may be entitled to an indemnity hereunder will, at the request of the Executive, be paid or reimbursed by the Company in advance or forthwith upon such amount being due and payable, it being understood and agreed that, in the event it is ultimately determined by a court of competent jurisdiction that the Executive was not entitled to be so indemnified, or was not entitled to be fully so indemnified, that the Executive will indemnify and hold harmless the Company of such amount or the appropriate portion thereof, so paid or reimbursed.

5.7           Directors' and Officers' Insurance. The Company will maintain during the term of this Agreement directors' and officers' liability insurance for the benefit of the Executive against any expenses or liability from which he is or may be entitled to be indemnified by the Company, to the extent that such insurance is available in the market at premiums that the Board of Directors of the Parent considers, in good faith, to be reasonable.

5.8           Withholding.  Notwithstanding anything to the contrary herein, all payments required to be made by the Company hereunder to the Executive or his estate or beneficiaries will be subject to the withholding of such amounts, if any, relating to tax and other payroll deductions as the Company may reasonably determine it should withhold pursuant to any applicable law or regulation.

5.9           Severability.  If any part or portion of this Agreement shall be unenforceable, illegal, or contrary to the public policy of the jurisdiction in which it is sought to be enforced, such provision shall be deemed to be deleted from this Agreement and the remaining provisions of this Agreement shall be and remain valid and binding upon and enforceable by the parties hereto. In addition, the duration and coverage of each separate covenant may be limited by a court in which enforcement of such covenant is sought to the extent necessary to permit the enforcement of such separate covenant.

5.10         Amendments in Writing. This Agreement may be amended only by an instrument in writing signed by all the parties.

5.11        Waivers in Writing.  No party may waive or shall be deemed to have waived any right it has under this Agreement (including under this section) except to the extent that such waiver is in writing.

5.12        No Derogation of Obligations at Law.  Nothing in this Agreement is intended to limit or otherwise affect the duties and obligations of the Executive to the Company whether during, or after the termination of, the Executive's employment by the Company existing at law.

5.13         Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations, and discussions of the parties in respect of the subject matters hereof, and there are no conditions, representations, warranties, covenants, agreements, or other provisions, express or implied, collateral, statutory, or otherwise, relating to such subject matter except as expressly provided herein.

5.14         Executive Acknowledgement.   The Executive acknowledges that:

(1)	the Executive has had sufficient time to review this Agreement thoroughly;

(2)	the Executive has read and understands the terms of this Agreement and the obligations hereunder; and

(3)	the Executive has been represented by his own legal counsel throughout the negotiations and discussions leading to the signing of this Agreement.

5.15        Fresh Consideration. The Company has provided the Executive with $10.00 fresh consideration for entering into this Agreement. The Executive acknowledges receipt of this fresh consideration.

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IN WITNESS WHEREOF, the parties have executed this Agreement.

POLY MET MINING, INC.

By:  /s/ Jonathan Cherry
        Title:   CEO

POLYMET MINING CORP.

By:  /s/ Jonathan Cherry
        Title:   CEO

BY THE EXECUTIVE

/s/ Patrick Keenan     5/16/2017